May 3, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:     Melissa Raminpour

Re:     Gannett Co., Inc.
Form 10-K for the fiscal year ended December 25, 2016
Filed February 22, 2017
File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the responses of Gannett Co., Inc. (the “Company”) to the comment letter dated April 25, 2017 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 25, 2016, filed on February 22, 2017. For your convenience, the Staff’s comments have been repeated below in their entirety in italicized font, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Fiscal Year Ended December 25, 2016

Management’s Discussion and Analysis, page 26

Results of Operations, page 29

1.
Refer to your discussion of segmental results of operations for the publishing and ReachLocal segments. We note you disclose operating income in the tabular results as the segment’s profitability measure. However, in Note 14, which includes ASC Topic 280 Segment information, we note that Adjusted EBITDA is used by the chief operating decision maker to evaluate the performance of the segments and allocate resources. Please note that when segment Adjusted EBITDA is disclosed in the notes to the financial statements under the requirements of ASC 280 as the segment profit measure used by the CODM, it is excluded from the definition of a non-GAAP financial measure. A discussion of the measure would then also not be considered a non-GAAP measure when disclosed in MD&A in the context of your segment profitability measure. See Question 104.02 of the Staff’s Compliance and Disclosure

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2017

Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated May 17, 2016. In this regard, please consider including your discussion of segment Adjusted EBITDA in the segment discussion of results of operations in MD&A, as a supplement to your current disclosure.

The Company acknowledges the Staff's comment and respectfully advises the Staff that in its Form 10-Q for the quarterly period ended March 26, 2017, the Company relocated the discussion of segment Adjusted EBITDA to the discussions of Publishing and ReachLocal segment results within MD&A beginning on pages 19 and 21, respectively.

Financial Statements

Note 10. Income Taxes, page 75

2.
Refer to the tabular presentation of net income before income taxes at the bottom of page 75. We note the significant change in domestic versus foreign pre-tax income in fiscal year 2016 as compared to the prior two years. In this regard, we note a majority of fiscal year 2016 pre-tax income was from foreign operations as compared to prior years where the majority was generated from domestic operations. Please explain to us the reasons for this inverse change where it appears it may be caused by a substantial decrease in domestic pre-tax income resulting in a foreign pre-tax income being the higher component in fiscal year 2016. Please advise and provide a discussion here and in your MD&A results of operations.

The Company acknowledges the Staff's comment and respectfully advises the Staff that in its Form 10-Q for the quarterly period ended March 26, 2017, the Company added disclosure in Note 6, Income taxes, and in MD&A under "Results of Operations" regarding the change in domestic pre-tax income and foreign pre-tax income as follows:

“Our quarterly effective rate is calculated in part based on the full year forecasted income, over 50% of which is expected to be generated in foreign jurisdictions where the income tax rate is lower than in the U.S. This is similar to full year 2016, where the ratio of income earned in foreign jurisdictions to domestic income was higher than in 2014 and 2015. The lower domestic income is attributable to higher expenses domestically for corporate expenses related to public company costs, restructuring charges and asset impairments as compared with foreign jurisdictions. The recent changes in the mix of income generated from lower tax rate foreign jurisdictions relative to U.S. domestic income have had the effect of decreasing our tax expense and our effective tax rate.”

The Company undertakes to include in future filings a discussion of changes in trends regarding domestic and foreign income as applicable.

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2017

Note 16. Quarterly Statements of Income (Unaudited), page 92

3.
We note from your disclosure in Note 16 that the net loss recorded in the third quarter of 2016 was significantly different from the net incomes recorded in the other 2016 quarterly periods. Please revise to include disclosure of any significant unusual or infrequently occurring items, such as restructuring, acquisition costs, or impairment costs that affected the results of operations in your quarterly periods. See guidance in Item 302(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company respectively notes that disclosure of unusual or infrequently occurring items has been made in the notes to the consolidated financial statements and MD&A in the Form 10-K for the fiscal year ended December 25, 2016. These items, which include severance, facility consolidation and impairment charges, are discussed in Note 4 on pages 63 – 65 and in MD&A under "Certain Matters Affecting Current and Future Operating Results" and "Results of Operations" on pages 28 and 33, respectively. In future filings of the Form 10-K, the Company undertakes to include in Note 16, Quarterly Statements of Income (Unaudited), disclosure of any significant or infrequently occurring items that impacted results for a particular quarter.

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Securities and Exchange Commission
Division of Corporation Finance
May 3, 2017

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours,
/s/ Alison K. Engel
Alison K. Engel Senior Vice President, Chief Financial Officer and Treasurer

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